26 June 2015

ISSUED ON BEHALF OF REED ELSEVIER PLC

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 42,050 Reed Elsevier PLC ordinary shares at a price of 1069.7916p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 84,861,435 ordinary shares in treasury, and has 1,121,550,181 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier PLC has purchased 15,163,100 shares.